

December 22, 2014

Via E-mail
Mr. Vance Sanders
Chief Financial Officer
Equinox Frontier Funds
c/o Equinox Fund Management, LLC
1775 Sherman Street, Suite 2500
Denver, CO 80203

>　**Re:** **Equinox Frontier Funds**
> **Form 10-K for year ended December 31, 2013**
> **Filed on March 31, 2014**
> **File No. 000-51274**

Dear Mr. Vance:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Financial Statements

Series Financial Statements, page F-2

Statements of Cash Flows, page F-28

1. Please clarify for us the nature of the line item net change in ownership allocation of total return swaps. This comment also applies to the Trust financial statements.

Notes to Financial Statements, page F-32

General

2.   Based on your disclosure on pages 34 and F-47, it appears that your cash is being held by others. In future filings, please disclose the amount of cash held by others. Please refer to Rule 5-02.1 of Regulation S-X. Additionally, if any investments are held by others, please disclose those amounts. This comment also applies to the Trust financial statements.

3. Fair Value Measurements, page F-40

3.   You disclose that the inputs used in your valuation of your investment in the trading companies are Level 2 inputs. You further state that you have access to the underlying positions, and the level determinations are reflected on that basis. You also state that these investments represent the fair value of the allocation of swaps, among other investments. We note that you have determined that your investments in swaps are valued using Level 3 inputs. In light of the trading companies investments in swaps, please tell us how you determined that the valuation of a portion of your investment in the trading companies does not contain Level 3 inputs.

4.   Notwithstanding the above comment, your fair value hierarchy tables indicate that you have classified a portion of your investment in unconsolidated trading companies as containing Level 3 inputs. Please tell us how the information provided in the tables is consistent with your statement that these inputs qualify for Level 2.

5.   We note your tables on page F-44 and F-45 detailing the changes in Level 3 assets. Please explain to us the nature of the line items "change in ownership allocation of total return swaps" and "change in ownership allocation". Your response should highlight the differences between the two items.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Vance Sanders
Equinox Frontier Funds
December 22, 2014
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant